                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                SCHEDULE 13E-3/A


             RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                                Storage USA, Inc.
                                (Name of Issuer)

                                Storage USA, Inc.
                                Storage USA Trust
                             SUSA Partnership, L.P.
                       Security Capital Group Incorporated
                       (Name of Persons Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    861907103
                      (CUSIP Number of Class of Securities)

                          John W. McConomy                                           Jeffrey A. Klopf
         Executive Vice President, General Counsel and Secretary            Senior Vice President and Secretary
                          Storage USA, Inc.                                 Security Capital Group Incorporated
                     175 Toyota Plaza, Suite 700                                     125 Lincoln Avenue
                       Memphis, Tennessee 38103                                 Santa Fe, New Mexico 87501
                           (901) 252-2000                                            (505) 982-9292


                           WITH A COPY TO:                                            WITH A COPY TO:

       Gilbert G. Menna, P.C.               Randall S. Parks, Esq.                  Adam O. Emmerich, Esq.
        Goodwin Procter LLP                   Hunton & Williams                 Wachtell, Lipton, Rosen & Katz
          Exchange Place                Riverfront Plaza, East Tower                51 West 52nd Street
     Boston, Massachusetts 02109            951 East Byrd Street                  New York, New York 10019
          (617) 570-1000                Richmond, Virginia 23219-4074                 (212) 403-1000
                                               (804) 788-8200

           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [_] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE

Transaction Valuation*:  $745,013,783      Amount of filing fee:   $68,541.27

* For purposes of calculating the filing fee only, the transaction valuation was determined by adding (a) the product of (i) the 16,716,228 shares of common stock, par value $0.01 per share, of Storage USA, Inc. ("Common Stock") that are proposed to be converted into the right to receive the transaction consideration and (ii) $43.21 (which is the sum of the consideration of $42.50 per share of Common Stock plus $0.71 per share of Common Stock for the maximum potential adjustments), plus (b) $22,705,571 payable to holders of options to purchase shares of Common Stock in exchange for the cancellation of such options (the "Total Consideration"). The filing fee equals $92.00 per $1,000,000 of the Total Consideration, pursuant to Sections 13(e) and 14(g) of the Exchange Act, as amended.

     [x] Check the box if any part of the fee is offset by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $68,541.27          Filing Party: Storage USA, Inc.

     Form or Registration No.:  14A              Date Filed: January 23, 2002

                                  INTRODUCTION

         This Amendment No. 4 amends and supplements the Transaction Statement on Schedule 13E-3 (the "Statement") filed on January 23, 2002, and amended by Amendment No. 1 thereto on March 6, 2002 ("Amendment No. 1"), Amendment No. 2 thereto on March 11, 2002 ("Amendment No. 2") and Amendment No. 3 thereto on March 18, 2002 ("Amendment No. 3"), by Storage USA, Inc., a Tennessee corporation ("Storage USA") and Security Capital Group Incorporated, a Maryland corporation ("Security Capital"), which owns approximately 41.1% of the outstanding common stock of Storage USA, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. The Statement relates to the Purchase and Sale Agreement by and among Storage USA, Storage USA Trust, SUSA Partnership, L.P. ("SUSA Partnership") and Security Capital, dated as of December 5, 2001, as amended by the Letter Agreement by and among Storage USA, Storage USA Trust, SUSA Partnership and Security Capital, dated January 17, 2002 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, first, Security Capital will purchase all of Storage USA's assets, including all of Storage USA's interests in its operating partnership, SUSA Partnership, and assume all of Storage USA's liabilities, then Storage USA will merge with and into SUSA Partnership (which at the time of the merger will be a majority-owned subsidiary of Security Capital) with SUSA Partnership being the surviving entity in the merger (the "Transactions"). In the merger, Storage USA's shareholders will receive $42.50 in cash, without interest, for each share of Storage USA common stock owned, subject to certain adjustments with respect to dividends paid on the common stock after December 5, 2001.

         Concurrently with the filing of this Amendment No. 4 to the Statement, Storage USA is filing with the Securities and Exchange Commission an amended preliminary proxy statement (the "Proxy Statement") under cover of Schedule 14A pursuant to Section 14 of the Exchange Act and Regulation 14A thereunder relating to the special meeting of shareholders of Storage USA at which the shareholders as of the close of business on March 11, 2002 will consider and vote upon the Purchase Agreement and the Transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1), and copies of the Purchase Agreement and the Letter Agreement amending the Purchase Agreement are attached as Appendices A and B to the Proxy Statement. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item of this Amendment No. 4 to the Statement are qualified in their entirety by such disclosures in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

         The information contained in this Amendment No. 4 to the Statement and in the Proxy Statement concerning (i) Storage USA and SUSA Partnership was supplied by Storage USA and none of Security Capital and its subsidiaries takes any responsibility for the accuracy or completeness of this information and (ii) Security Capital or plans for Storage USA and its subsidiaries after the consummation of the Transactions was supplied by Security Capital and none of Storage USA, SUSA Partnership or any of their subsidiaries takes any responsibility for the accuracy or completeness of this information. SUSA Partnership and Storage USA Trust each concur with the discussion contained in this Amendment No. 4 to the Statement and in the Proxy Statement concerning the purposes of the Transactions, alternatives to the Transactions, reasons for the structure of the Transactions and effects of the Transactions. Because SUSA Partnership and Storage USA Trust concur with the disclosure pertaining to these matters, duplicative disclosure with respect to these matters has not been included in this Amendment No. 4 to the Statement and in the Proxy Statement.


ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information set forth in the section of the Proxy Statement entitled "THE PARTIES -- Storage USA, Inc." is incorporated herein by reference.

         (b) The information set forth in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (c) The information set forth in the section of the Proxy Statement entitled "MARKET PRICES AND DIVIDEND INFORMATION" is incorporated herein by reference.

         (d) The information set forth in the sections of the Proxy Statement entitled "MARKET PRICES AND DIVIDEND INFORMATION" and "TERMS OF THE TRANSACTIONS -- Conduct of Business Prior to the Transactions" is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth in the sections of the Proxy Statement entitled "THE PARTIES," "DIRECTORS AND EXECUTIVE OFFICERS OF STORAGE USA" and "DIRECTORS AND EXECUTIVE OFFICERS OF SECURITY CAPITAL" is incorporated herein by reference.

         (b) The information set forth in the sections of the Proxy Statement entitled "THE PARTIES -- Security Capital Group Incorporated," "THE PARTIES -- SUSA Partnership, L.P.," "THE PARTIES -- Storage USA Trust" and "DIRECTORS AND EXECUTIVE OFFICERS OF SECURITY CAPITAL" is incorporated herein by reference.

         (c) The information set forth in the sections of the Proxy Statement entitled "DIRECTORS AND EXECUTIVE OFFICERS OF STORAGE USA" and "DIRECTORS AND EXECUTIVE OFFICERS OF SECURITY CAPITAL" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "TERMS OF THE TRANSACTIONS -- Consideration to Securityholders," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Fairness of the Transactions; Recommendation of the Special Committee of the Board of Directors," "SPECIAL FACTORS -- Security Capital's Purposes and Reasons for the Transactions; Benefits and Detriments of the Transactions to Security Capital," "SPECIAL FACTORS -- Certain Effects of the Transactions," "THE SPECIAL MEETING -- Vote Required," "SPECIAL FACTORS -- Accounting Treatment of the Transactions" and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

         (c) The information set forth in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS -- Interests of Storage USA's Executive Officers and Directors in the Transactions," "SPECIAL FACTORS -- Certain Effects of the Transactions," "TERMS OF THE TRANSACTIONS -- Structure of the Transactions," "TERMS OF THE TRANSACTIONS -- Consideration to Securityholders" and "TERMS OF THE TRANSACTIONS -- Solicitation of Proposals by Storage USA and Alternative Acquisition Transactions" is incorporated herein by reference.

         (d) The information set forth in the sections of the Proxy Statement entitled "TERMS OF THE TRANSACTIONS -- Appraisal Rights" is incorporated herein by reference.

         (e) The information set forth in the sections of the Proxy Statement entitled "TERMS OF THE TRANSACTIONS -- Appraisal Rights" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

         (f) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Past Transactions and Relationships," "SPECIAL FACTORS -- Interests of Storage USA's Executive Officers and Directors in the Transactions" and "TERMS OF THE TRANSACTIONS -- Strategic Alliance Agreement" is incorporated herein by reference.

         (b) and (c) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Past Transactions and Relationships" and "TERMS OF THE TRANSACTIONS -- Strategic Alliance Agreement" is incorporated herein by reference.

         (e) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Past Transactions and Relationships," "SPECIAL FACTORS -- Interests of Storage USA's Executive Officers and Directors in the Transactions," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "TERMS OF THE TRANSACTIONS" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Certain Effects of the Transactions," "TERMS OF THE TRANSACTIONS -- Structure of the Transactions," "TERMS OF THE TRANSACTIONS -- Consideration to Securityholders" and "TERMS OF THE TRANSACTIONS -- Payments by Security Capital" is incorporated herein by reference.

         (c) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Certain Effects of the Transactions," "SPECIAL FACTORS -- Plans for Storage USA after the Transactions" and "TERMS OF THE TRANSACTIONS -- Structure of the Transactions" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The information set forth in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS," "SPECIAL FACTORS -- Fairness of the Transactions; Recommendation of the Special Committee of the Board of Directors," "SPECIAL FACTORS -- Recommendation of the Board of Directors," "SPECIAL FACTORS -- Position of the Operating Partnership and Storage USA Trust with Respect to the Transactions," "SPECIAL FACTORS -- Security Capital's Purposes and Reasons for the Transactions; Benefits and Detriments of the Transactions to Security Capital," "SPECIAL FACTORS -- Position of Security Capital Regarding Fairness of the Transactions," "SPECIAL FACTORS -- Opinion of the Financial Advisor to the Special Committee" and "SPECIAL FACTORS -- Role of the Financial Advisor to Security Capital" is incorporated herein by reference.

         (d) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Security Capital's Purposes and Reasons for the Transactions; Benefits and Detriments of the Transactions to Security Capital," "SPECIAL FACTORS -- Position of the Operating Partnership and Storage USA Trust with Respect to the Transactions," "SPECIAL FACTORS -- Plans for Storage USA after the Transactions," "SPECIAL FACTORS -- Certain Effects of the Transactions," "SPECIAL FACTORS -- Accounting Treatment of the Transactions," "TERMS OF THE TRANSACTIONS -- Structure of the Transactions," "TERMS OF THE TRANSACTIONS -- Consideration to Securityholders," "TERMS OF THE TRANSACTIONS -- Payments by Security Capital," "TERMS OF THE TRANSACTIONS -- Strategic Alliance Agreement," "TERMS OF THE TRANSACTIONS -- Employee Matters," "TERMS OF THE TRANSACTIONS -- Indemnification; Directors and Officers Insurance" and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) and (b) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Fairness of the Transactions; Recommendation of the Special Committee of the Board of Directors," "SPECIAL FACTORS -- Recommendation of the Board of Directors," "SPECIAL FACTORS -- Position of the Operating Partnership and Storage USA Trust with Respect to the Transactions," "SPECIAL FACTORS -- Position of Security Capital Regarding Fairness of the Transactions," "SPECIAL FACTORS -- Opinion of the Financial Advisor to the Special Committee" and "SPECIAL FACTORS -- Role of the Financial Advisor to Security Capital" is incorporated herein by reference.

         (c) The information set forth in the section of the Proxy Statement entitled "THE SPECIAL MEETING -- Vote Required" is incorporated herein by reference.

         (d) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Fairness of the Transactions; Recommendation of the Special Committee of the Board of Directors," "SPECIAL FACTORS -- Recommendation of the Board of Directors," "SPECIAL FACTORS -- Position of Security Capital Regarding Fairness of the Transactions," "SPECIAL FACTORS -- Opinion of the Financial Advisor to the Special Committee" and "SPECIAL FACTORS -- Role of the Financial Advisor to Security Capital" is incorporated herein by reference.

         (e) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Background of the Transactions" and "SPECIAL FACTORS -- Fairness of the Transactions; Recommendation of the Special Committee of the Board of Directors" is incorporated herein by reference.

         (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) - (c) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Opinion of the Financial Advisor to the Special Committee" and "SPECIAL FACTORS -- Role of the Financial Advisor to Security Capital" and in Appendix C to the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) and (b) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Sources and Uses of Proceeds; Financing for the Transactions" and "TERMS OF THE TRANSACTIONS -- Conditions to Closing" is incorporated herein by reference.

         (c) The information set forth in the sections of the Proxy Statement entitled "THE SPECIAL MEETING -- Solicitation of Proxies and Expenses" and "TERMS OF THE TRANSACTIONS -- Expenses" is incorporated herein by reference.

         (d) The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS -- Sources and Uses of Proceeds; Financing for the Transactions" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Interests of Storage USA's Executive Officers and Directors in the Transactions" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) The information set forth in the sections of the Proxy Statement entitled "THE SPECIAL MEETING -- Vote Required," "TERMS OF THE TRANSACTIONS -- Solicitation of Proposals by Storage USA and Alternative Acquisition Transactions" and "TERMS OF THE TRANSACTIONS -- Strategic Alliance Agreement" is incorporated herein by reference.

         (e) The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS -- Fairness of the Transactions; Recommendation of the Special Committee of the Board of Directors," "SPECIAL FACTORS -- Recommendation of the Board of Directors" and "SPECIAL FACTORS -- Position of Security Capital Regarding Fairness of the Transactions" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) The information set forth in the sections of the Proxy Statement entitled "SUMMARY FINANCIAL INFORMATION" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference. In addition, Storage USA's Consolidated Balance Sheets as of December 31, 2000 and 1999 and Consolidated Statements of Operations, Cash Flows and Shareholders' Equity for each of the years in the two-year period ended December 31, 2000, including the notes thereto, appearing on pages 31 through 51 of Storage USA's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on March 31, 2001 and September 30, 2000, are incorporated herein by reference.

         (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) and (b) The information set forth in the section of the Proxy Statement entitled "THE SPECIAL MEETING -- Solicitation of Proxies and Expenses" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         (b) The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.


         (a)(1) Preliminary Proxy Statement on Schedule 14A (filed by Storage USA, Inc. with the Securities and Exchange Commission on March 26, 2002, including all appendices thereto and the related Letter to Shareholders and Notice of Special Meeting of Shareholders, and incorporated herein by reference thereto).

         (a)(2) Form of Proxy Card (filed with the Securities and Exchange Commission along with the Proxy Statement, and incorporated herein by reference thereto).

         (a)(3) Press Release of Storage USA, Inc., dated December 5, 2001 (filed as Exhibit 99.1 to Storage USA's Current Report on Form 8-K, filed on December 6, 2001, and incorporated herein by reference thereto).

         (a)(4) Press Release of Security Capital Group Incorporated, dated January 17, 2002 (filed as Exhibit 99.1 to Storage USA's Current Report on Form 8-K, filed on January 18, 2002, and incorporated herein by reference thereto).

         (a)(5) Press Release of Storage USA, Inc., dated January 21, 2002 (previously filed as Exhibit to the Schedule 13 E-3 filed by Storage USA, Inc. and Security Capital Group Incorporated on January 23, 2002).

         (a)(6) Press Release of Storage USA, Inc., dated January 30, 2002 (filed as Exhibit 99.1 to Storage USA's Current Report on Form 8-K, filed on February 1, 2002, and incorporated herein by reference thereto).

         (a)(7) Communication to Employees of Storage USA, Inc., dated March 18, 2002 (filed on Schedule 14A by Storage USA, Inc. on March 22, 2002, and incorporated herein by reference thereto).

         (b) Not applicable.

         (c)(1) Materials presented by Lehman Brothers Inc. on June 25, 2001 (previously filed as Exhibit to Amendment No. 2 to Schedule 13E-3 filed by Storage USA, Inc. and Security Capital Group Incorporated on March 11, 2002).

         (c)(2) Materials presented by Lehman Brothers Inc. on July 18, 2001 (previously filed as Exhibit to Amendment No. 2 to Schedule 13E-3 filed by Storage USA, Inc. and Security Capital Group Incorporated on March 11, 2002).

         (c)(3) Materials presented by Lehman Brothers Inc. on October 23, 2001 (previously filed as Exhibit to Amendment No. 2 to Schedule 13E-3 filed by Storage USA, Inc. and Security Capital Group Incorporated on March 11, 2002).

         (c)(4) Materials presented by Lehman Brothers Inc. on December 3, 2001 (previously filed as Exhibit to Amendment No. 2 to Schedule 13E-3 filed by Storage USA, Inc. and Security Capital Group Incorporated on March 11, 2002).

         (c)(5) Opinion of Lehman Brothers Inc., dated December 3, 2001 (filed with the Securities and Exchange Commission as Appendix C of the Proxy Statement, and incorporated herein by reference thereto).

         (d)(1) Purchase and Sale Agreement, dated as of December 5, 2001, by and among Storage USA, Inc., Storage USA Trust, SUSA Partnership, L.P. and Security Capital Group Incorporated (filed with the Securities and Exchange Commission as Appendix A to the Proxy Statement, and incorporated herein by reference thereto).

         (d)(2) Letter Agreement, dated January 17, 2002, by and among Storage USA, Inc., Storage USA Trust, SUSA Partnership, L.P. and Security Capital Group Incorporated (filed with the Securities and Exchange Commission as Appendix B to the Proxy Statement, and incorporated herein by reference thereto).

         (d)(3) Strategic Alliance Agreement, dated March 19, 1996, between Storage USA, Inc., SUSA Partnership, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty (filed as Exhibit 10.1 to Storage USA's Current Report on Form 8-K, filed on April 1, 1996, and incorporated herein by reference thereto).

         (d)(4) Amendment No. 1 to Strategic Alliance Agreement, dated June 14, 1996, between Storage USA, Inc., SUSA Partnership, L.P., Storage USA Trust, Security Capital U.S. Realty and Security Capital Holdings S.A. (filed as
Exhibit 10.2 to Storage USA's Amendment No. 1 to Registration Statement on Form S-3 (File No. 333 - 04556), and incorporated herein by reference thereto).

         (d)(5) Second Amendment to Strategic Alliance Agreement, dated November 20, 1997, between Storage USA, Inc., SUSA Partnership, L.P., Security Capital U.S. Realty and Security Capital Holdings S.A. (filed as Exhibit 10.19 to Storage USA's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference thereto).

         (d)(6) Letter Agreement, dated July 7, 2000, between Security Capital Group Incorporated and Storage USA, Inc. (filed as Exhibit 10.1 to Storage USA's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, and incorporated herein by reference thereto).

         (d)(7) Registration Rights Agreement, dated March 19, 1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty (filed as Exhibit 10.2 to Storage USA's Current Report on Form 8-K, filed on April 1, 1996, and incorporated herein by reference thereto).

         (d)(8) Warrant Purchase Agreement, dated November 30, 1999, between Storage USA, Inc. and Storage Ventures, L.P. (filed as Exhibit 10.3 to Storage USA's Current Report on Form 8-K/A, filed December 9, 1999, and incorporated herein by reference thereto).

         (d)(9) Participation Rights Letter, dated November 12, 1999, from Storage USA, Inc. to Security Capital U.S. Realty Management (filed as Exhibit
10.5 to Storage USA's Current Report on Form 8-K/A, filed December 9, 1999, and incorporated herein by reference thereto).

         (d)(10) Form of Registration Rights Agreements with limited partners of SUSA Partnership, L.P. (previously filed as Exhibit to the Schedule 13E-3 filed by Storage USA, Inc. and Security Capital Group Incorporated on
January 23, 2002).

         (f) Not applicable.

         (g) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: March 25, 2002



                                 STORAGE USA, INC.


                                 By:  /s/ John W. McConomy
                                      -------------------------------------
                                 Name:  John W. McConomy
                                 Title: Executive Vice President,
                                        General Counsel and Secretary





                                 SECURITY CAPITAL GROUP INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                     --------------------------------------
                                 Name:  Jeffrey A. Klopf
                                 Title: Senior Vice President and Secretary





                                 STORAGE USA TRUST


                                 By: /s/ John W. McConomy
                                     --------------------------------------
                                 Name:  John W. McConomy
                                 Title: Executive Vice President,
                                        General Counsel and Secretary




                                 SUSA PARTNERSHIP, L.P.

                                 By: Storage USA, Inc., its sole general partner


                                 By: /s/ John W. McConomy
                                     --------------------------------------
                                 Name:  John W. McConomy
                                 Title: Executive Vice President,
                                        General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit
No.           Description                                                      Filing Method
-----         --------------                                                   -----------------
(a)(1)        Preliminary Proxy Statement on Schedule 14A of Storage USA,      Filed on March 26, 2002 and incorporated
              Inc. including all appendices thereto and the related Letter     herein by reference thereto
              to Shareholders and Notice of Special Meeting of Shareholders

(a)(2)        Form of Proxy Card                                               Filed along with the Proxy Statement and
                                                                               incorporated herein by reference thereto

(a)(3)        Press Release of Storage USA, Inc., dated December 5, 2001       Filed as Exhibit 99.1 to Storage USA's
                                                                               Current Report on Form 8-K, filed on
                                                                               December 6, 2001, and incorporated
                                                                               herein by reference thereto



(a)(4)        Press Release of Security Capital Group Incorporated, dated      Filed as Exhibit 99.1 to Storage USA's
              January 17, 2002                                                 Current Report on Form 8-K, filed on
                                                                               January 18, 2002, and incorporated herein
                                                                               by reference thereto

(a)(5)        Press Release of Storage USA, Inc., dated January 21, 2002       Filed as Exhibit to the Schedule 13E-3 filed
                                                                               by Storage USA, Inc. and Security Capital
                                                                               Group Incorporated on January 23, 2002

(a)(6)        Press Release of Storage USA, Inc., dated January 30, 2002       Filed as Exhibit 99.1 to Storage USA's Current
                                                                               Report on Form 8-K, filed on February 1, 2002,
                                                                               and incorporated herein by reference thereto

(a)(7)        Communication to Employees of Storage USA, Inc., dated           Filed on Schedule 14A by Storage USA, Inc. on
              March 18, 2002                                                   March 22, 2002, and incorporated herein by reference
                                                                               thereto
(b)           Not applicable.

(c)(1)        Materials presented by Lehman Brothers Inc. on June 25, 2001     Filed as Exhibit to Amendment No. 2 to Schedule
                                                                               13E-3 filed by Storage USA Inc. and Security Capital
                                                                               Group Incorporated on March 11, 2002

(c)(2)        Materials presented by Lehman Brothers Inc. on July 18, 2001     Filed as Exhibit to Amendment No. 2 to Schedule
                                                                               13E-3 filed by Storage USA Inc. and Security Capital
                                                                               Group Incorporated on March 11, 2002

(c)(3)        Materials presented by Lehman Brothers Inc. on                   Filed as Exhibit to Amendment No. 2 to Schedule
              October 23, 2001                                                 13E-3 filed by Storage USA Inc. and Security Capital
                                                                               Group Incorporated on March 11, 2002

(c)(4)        Materials presented by Lehman Brothers Inc. on                   Filed as Exhibit to Amendment No. 2 to Schedule
              December 3, 2001                                                 13E-3 filed by Storage USA Inc. and Security Capital
                                                                               Group Incorporated on March 11, 2002

(c)(5)        Opinion of Lehman Brothers Inc., dated December 3, 2001          Filed as Appendix C of the Proxy Statement and
                                                                               incorporated herein by reference thereto

(d)(1)        Purchase and Sale Agreement, dated December 5, 2001,             Filed as Appendix A to the Proxy
              by and among Storage USA, Inc., Storage USA Trust, SUSA          Statement and incorporated herein by
              Partnership, L.P. and Security Capital Group Incorporated        reference thereto

(d)(2)        Letter Agreement, dated January 17, 2002, by and among           Filed as Appendix B to the Proxy
              Storage USA, Inc., Storage USA Trust, SUSA Partnership L.P.      Statement and incorporated herein by
              and Security Capital Group Incorporated                          reference thereto


(d)(3)        Strategic Alliance Agreement, dated March 19, 1996, between      Filed as Exhibit 10.1 to Storage USA's
              Storage USA, Inc., SUSA Partnership, L.P., Security Capital      Current Report on Form 8-K, on April 1,
              Holdings S.A. and Security Capital U.S. Realty                   1996, and incorporated herein by
                                                                               reference thereto

(d)(4)        Amendment No. 1 to Strategic Alliance Agreement, dated June      Filed as Exhibit 10.2 to Storage USA's
              14, 1996, between Storage USA, Inc., SUSA Partnership,           Amendment No. 1 to Registration
              L.P., Storage USA Trust, Security Capital U.S. Realty and        Statement on Form S-3 (File No. 333 -
              Security Capital Holdings S.A.                                   04556), and incorporated herein by
                                                                               reference thereto

(d)(5)        Second Amendment to Strategic Alliance Agreement, dated          Filed as Exhibit 10.19 to Storage USA's
              November 20, 1997, between Storage USA, Inc., SUSA               Annual Report on Form 10-K for the
              Partnership, L.P., Security Capital U.S. Realty and              fiscal year ended December 31, 1998, and
              Security Capital Holdings S.A.                                   incorporated herein by reference thereto

(d)(6)        Letter Agreement, dated July 7, 2000, between Security           Filed as Exhibit 10.1 to Storage USA's
              Capital Group Incorporated and Storage USA, Inc.                 Quarterly Report on Form 10-Q for the
                                                                               quarter ended September 30, 2000, and
                                                                               incorporated herein by reference thereto

(d)(7)        Registration Rights Agreement, dated March 19, 1996, by and      Filed as Exhibit 10.2 to Storage USA's
              among Storage USA, Inc., Security Capital Holdings S.A. and      Current Report on Form 8-K, filed on
              Security Capital U.S. Realty                                     April 1, 1996, and incorporated herein
                                                                               by reference thereto

(d)(8)        Warrant Purchase Agreement, dated November 30, 1999,             Filed as Exhibit 10.3 to Storage USA's
              between Storage USA, Inc. and Storage Ventures, L.P.             Current Report on Form 8-K/A, filed on
                                                                               December 9, 1999, and incorporated
                                                                               herein by reference thereto

(d)(9)        Participation Rights Letter, dated November 12, 1999, from       Filed as Exhibit 10.5 to Storage USA's
              Storage USA, Inc. to Security Capital U.S. Realty Management     Current Report on Form 8-K/A, filed on
                                                                               December 9, 1999, and incorporated
                                                                               herein by reference thereto

(d)(10)       Form of Registration Rights Agreements with limited              Filed as Exhibit to the Schedule 13E-3 filed by
              partners of SUSA Partnership, L.P.                               Storage USA, Inc. and Security Capital Group
                                                                               Incorporated on January 23, 2002

(f)           Not applicable.

(g)           Not applicable.